

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2016

Via E-mail
Jorge Newbery
Chief Executive Officer
American Homeowner Preservation 2015A LLC
819 S. Wabash Avenue, Suite 606
Chicago, Illinois 60605

> **Re:**   **American Homeowner Preservation 2015A LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted February 29, 2016**
> **CIK No. 0001667307**

Dear Mr. Newbery:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Unless we note otherwise, our references to prior comments are to comments in our January 7, 2016 letter addressed to American Homeowner Preservation, LLC.

General

1.   We note your response to comment 2 and reissue it in part. As you have no operating history and have not identified any loans that you will acquire, it does not appear that you have a reasonable basis to quantify any intended distribution or return of capital. It also does not appear that the return-of-capital provision in your Operating Agreement

provides a reasonable basis for the disclosure. As such, please remove any suggestion that you will make distributions to Class A Interest holders in a specified amount. For instance, your disclosure on page 2 continues to suggest that you may make aggregate distributions in the targeted amount of the Class A Preferred Return. As an example, refer to the following statement: "Therefore, if you purchase a Class A Interest and we are successful, you will receive a 12% return on your investment and have all your money back within five years." The accompanying cautionary statements are insufficient. Throughout your document, revise the disclosure concerning distributions to ensure that it does not go beyond the provisions of your Operating Agreement with regard to the priority of distributions, as there is no indication that you will earn enough profit to make any distributions at all.

Our Company and Business

Overview, page 9

2.   Please clarify in this section that you have not commenced operations and have not yet identified any loans to purchase.

Our Track Record So Far, page 19

3.   We note that you include disclosure regarding the "Value of Assets Remaining" for each of the prior programs and that the footnote at the top of page 20 indicates that those figures are estimated by your Investment Manager. Please revise to explain in more detail how your Investment Manger calculates and estimates these figures.

4.   We note your response to comment 7. Please revise your disclosure to include the narrative summary specified in Item 8.A of Securities Act Industry Guide 5. For example only, it is unclear whether there were any major adverse business developments or conditions experienced by any prior program, either public or nonpublic, that would be material to investors in the present offering. Please also revise the table on page 19 to include for each program the dollar amount offered, the length of the offering, the number of months it took for the program to invest 90% of the amount available for investment and the date of the offering's closing, as applicable. Finally, revise your disclosure to include the Operating Results of Prior Programs table specified in Appendix II to Industry Guide 5.

Asset-Backed Securities

Definition of "Asset-Backed Security" in Regulation A, page 31

5.   We note your analysis with respect to the definition of "asset-backed security." Please clarify that the statement "The Class A Interests do not satisfy the definition of 'asset-backed security' set forth in Item 1101(c) of SEC Regulation AB," represents the Company's belief.

Definition of "Asset-Backed Security" in Exchange Act, page 31

6.   We note your disclosure that the SEC has provided a description of "asset-backed securities." Please include a citation for the source of this disclosure.

Financial Statements and Independent Auditor's Report

Statement of Changes in Members' Equity, page F-5

7.   Please revise your filing to present the net loss allocated to each ownership class (i.e., Class A Interests and Class M Interests). Also, revise your filing on page F-10 (Note 3 – Members' Equity) to disclose your methodology for allocating profits and losses to each of your ownership classes. Refer to ASC 505-10-S99-5.

Notes to the Financial Statements

Note 3 – Members' Equity, page F-10

8.   We note that no member of the Company, including the Managing Member, is personally obligated to fund the debts and liabilities of the Company and that the Investment Adviser will pay all expenses incurred until sufficient capital is raised (as discussed page F-11). We also note from your disclosure on page 46 (Ownership of Related Entities) that Neighborhoods United owns 100 percent of both the Managing Member and the Investment Adviser. Please respond to the following:

•   Tell us and revise your filing to disclose whether or not it is reasonably possible that the Managing Member will be required to fund cash flow deficits or provide other financial assistance (direct or indirect) to the Company.

•   Tell us and revise your filing to disclose: (i) whether or not the Managing Member intends on providing financial support to the Company; and (ii) whether or not the Managing Member has made a commitment to provide financial support to the Company.

•   Tell us if the Managing Member will waive management fees incurred by the Company, and if so, explain to us whether or not you consider this fee waiver to be a source of indirect financial support to the Company.

•   Tell us if you consider Neighborhood United's ability to transfer assets from the Managing Member to the Investment Adviser to be an indirect source of financial support to the Company from the Managing Member.

•   Tell us if your previous "programs," as disclosed on page 19, incurred cash flow deficits that were funded by related parties or obtained direct or indirect financial support from related parties. If so, tell us which entity provided the funds/support (i.e., Managing

Member, Investment Adviser, etc.). If funds/support were provided by the Investment Adviser, tell us whether or not Neighborhoods United transferred funds from the Managing Member to the Investment Adviser to provide this support.

Note 5 – Related Parties, page F-11

9.   Please tell us whether or not a related party is obligated to pay the Company's accounts payable of $44,874, and if so, revise your filing to disclose this obligation.

You may contact Jim Dunn, Staff Accountant, at (202) 551-3724 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Markley S. Roderick
        Flaster/Greenberg PC